Exhibit 99.1

Aegean Marine Petroleum Network Inc. Announces Preliminary Earnings for Third Quarter 2017 and Timing of Full Earnings Results and Conference Call
NEW YORK, November 7, 2017 - Aegean Marine Petroleum Network Inc. (the "Company" or "Aegean") (NYSE: ANW), a leading international marine fuel logistics company, today announced that it expects to report a net loss for the third quarter of 2017 of between $3.4 – $4.4 million or a loss of $0.09 – $0.11 per share. While the Company continues to make significant progress on its cost savings initiatives, the challenging operating environment that dominated the first half of 2017 has continued to put pressure on sales margins, depressing the Company's gross profit and inhibiting its ability to offset the cost of its operations.
Jonathan McIlroy, Aegean's President, commented, "The third quarter of 2017 has seen a continuation of the challenging market trends that our Company and our competitors have faced throughout this year. In addition, a combination of three hurricanes and one serious refinery fire compounded what was already a tough environment in the third quarter. Despite modest improvement in some segments of the shipping industry, the oil markets and the marine fuel sector remain under great pressure. We continue to see margin deterioration in many of our key markets resulting from lackluster demand and increased competition. This was a deciding factor in our recent decision to withdraw from the physical supply business in the Singapore market. We as a company are committed to offsetting market weakness by being proactive where we can. Through cost savings initiatives and seeking growth opportunities in higher margin markets, these actions should improve the profitability of our business over time. Our recent changes in Singapore are illustrative of this commitment to our shareholders."
McIlroy continued, "Despite our expected third quarter loss, we have taken cumulative measures through October 2017 that are aimed to yield more than $20 million in annualized cost savings. These measures include downsizing our U.S. West Coast storage footprint, our recently announced withdrawal as a physical supplier in Singapore as well as other fleet savings through the deactivation of unproductive tonnage. Even after these savings are accounted for, we believe there remains further opportunity to cut costs across our network. We expect to discuss the market and these cost savings in more detail when we announce full third quarter results."
Timing of Earnings
The Company plans to release its results for the third quarter of 2017 on Wednesday, November 15, 2017, after the close of market trading. The Company will hold a conference call during which it will discuss third quarter results in more detail on Thursday, November 16, 2017, at 8:30 A.M. Eastern Time.
Conference Call Details
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 (866) 819-7111 (from the U.S.), 0(800) 953-0329 (from the U.K.) or (+44) (0) 1452 542 301 (Standard International Dial In). Please request "Aegean" from the operator.
A telephonic replay of the conference call will be available until Thursday, November 23, 2017. The United States replay number is +1 (866) 247-4222; from the U.K. 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 88442018.

Live Audio Webcast and Slides
In parallel with the conference call, there will also be a live audio webcast as well as slides for use with the conference call. These can be accessed, and will be archived, on the Investor Relations section of the Company's website at http://aegeanmarine.gcs-web.com/events-and-presentations/events. Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the call.
About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in 30 markets and a team of professionals ready to serve its customers wherever they are around the globe.  For additional information please visit:  www.ampni.com
Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "will," "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the Company's ability to manage growth, the Company's ability to maintain its business in light of its proposed business and location expansion or other changes, the Company's ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which the Company may become a party, adverse conditions in the shipping or the marine fuel supply industries, the Company's ability to retain its key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, the Company's ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which the Company operates, and the world in general, the Company's failure to hedge certain financial risks associated with its business, the Company's ability to maintain its current tax treatments and the Company's failure to comply with restrictions in its credit agreements and other factors. Please see the Company's filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
CONTACTS:

Company
Aegean Marine Petroleum Network Inc.
Tel. +1-212-430-1098
Email: investor@ampni.com

Investor Relations / Media Advisor
Nicolas Bornozis / Daniela Guerrero
Capital Link, Inc.
Tel. +1-212-661-7566
Email: aegean@capitallink.com